Exhibit 1.1

CONFIDENTIAL

March 1, 2014

MOODY CAPITAL SOLUTIONS, INC.
208 Summitrail Lane
Dawsonville, GA 30524
Phone (770) 815-0885

Mr. Ronghua Wang
Chairman and CEO
Biostar Pharmaceuticals, Inc
No. 588 Shiji Xi Avenue
Xianyang, 712046
Phone: 86 29 3368 6638

Dear Mr. Wang:

This letter (the “Agreement”) confirms Moody Capital Solutions, Inc. (“Moody Capital”) engagement as lead placement agent and Axiom Capital Management, Inc as co-lead placement agent (“Axiom”) (“Moody Capital”) and  “Axiom” together, the “Placement Agents”) for Biostar Pharmaceuticals, Inc. (the “Company”), in connection with the proposed placement (the ‘‘Offering”) of registered securities (the “Securities”) of the Company, which may include shares (the “Shares”) of the Company's common stock (the “Common Stock”) and warrants to purchase shares of Common Stock, in an amount and on terms and conditions satisfactory to the Company, pursuant to a registered “shelf takedown” under the Company’s registration statement on Form S-3 (Registration File No. 333-192963) under the Securities Act of 1933, as amended (the “Securities Act”) filed with the Securities and Exchange Commission (the “Commission”), which became effective on January 3, 2014.

The terms of such Offering and the Securities shall be mutually agreed upon by the Company and the investors (each, an “Investor" and collectively, the “Investors”) and nothing herein enables the Placement Agents to bind the Company or any Investor. This Agreement and the documents executed and delivered by the Company and the Investors in connection with the Offering shall be collectively referred to herein as the “Transaction Documents.” The date of each of the closings of the

Offering shall be referred to herein as the “Closing Date.” The Company expressly acknowledges and agrees that the Placement Agents' obligations hereunder are on a reasonable “best efforts” basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agents to purchase or to sell the Securities and does not ensure the successful placement of the Securities or any portion thereof. The identities of the Investors to which the Placement Agents introduce the Company shall be proprietary information of the Placement Agents and shall not be divulged to third parties by the Company, nor used by the Company outside the scope of the Placement Agents’ engagement as described herein, other than as required by applicable law.

1. Services to be Rendered. In connection with the Offering, as requested, Moody Capital will manage the Offering as the lead placement agent and Axiom as the co-lead placement agent, assist the Company in structuring the Offering, identifying, contacting and evaluating potential investors, facilitating potential purchasers' due diligence investigations, analyzing and advising on the financial implications of offers, preparing and making presentations to the Company’s Board of Directors, formulating negotiation strategies and conducting negotiations, as appropriate, and in such other matters as may be agreed upon from time to time by the Placement Agents and the Company (the “Services”). In addition, the Company shall retain the advisory services of IFS Securities, Inc. (“IFS”) in connection with this Offering in consideration of certain cash compensation as set forth below.

In connection with this Agreement, the Company agrees to keep the Placement Agents up to date and apprised of all material business, market and current legal practices and developments related to the Company and its operations and management, the Placement Agents shall devote such time and effort, as it deems commercially reasonable under the circumstances in rendering the Services. The Placement Agents cannot guarantee results on behalf of the Company, but shall pursue all avenues that it deems reasonable through its network of contacts.

2. Compensation. For the Placement Agents' services hereunder, the Company agrees to pay the fees outlined below:

(i)	A placement fee equal to five and one-half percent (5.5%) of the aggregate offering price of the total amount of capital received by the Company from the sale of its Securities to investors introduced to the Company by Moody Capital and Axiom such that, Moody Capital shall be entitled to fifty five percent (55%) of such cash fee and Axiom - to forty five (45%) of such cash fee, all after deduction of legal expenses and IFS cash compensation set forth below,
(ii)	Upon each Closing, the Company shall also grant Moody Capital and Axiom (or their respective designees) at the Closing warrants (the “Placement Agent Warrants”) to purchase that number of-shares of common stock of the Company (“Shares”) equal to six percent (6%) of the aggregate number of Shares placed in the Offering such that Moody Capital shall be entitled to fifty five percent (55%) of such number of

Placement Agent Warrants and Axiom - to forty five (45%) of such number of Placement Agent Warrants. The Placement Agent Warrants shall have the same terms, including exercise price, anti-dilution and registration rights, as the warrants issued to the Investors in the Offering,
(iii)	The Company shall reimburse the Placement Agents directly for any and all preapproved expenses, including travel and legal expenses not to exceed 55,000 in the aggregate, and
(iv)	The Company shall pay at the Closing to IFS a one-time cash fee of $20,000 in consideration of its services in connection with this Offering. IFS shall not be entitled to any other compensation.

3. Information. The Company will furnish the Placement Agents (and IFS) such information with respect to the Company and access to such Company personnel and representatives, including the Company's auditors and counsel, as the Placement Agents may request in order to permit them to advise the Company and to assist the Company in preparing in connection with the Offering. The Company will be solely responsible for the contents of such information in connection with the Offering. The Company represents and warrants to the Placement Agents that the Transaction Documents will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees to advise the Placement Agents promptly upon the Company becoming aware of the occurrence of any event or change in circumstance that results or might reasonably be expected to result in the Transaction Documents containing any untrue statement of a material fact or omitting to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company authorizes the Placement Agents to provide the Transaction Documents to investors in connection with the Offering. The Company and the Placement Agents shall have the right to approve every form of letter, circular, notice, memorandum or other written communication from the Company or any person acting on its behalf in connection with the Offering.

4.  Termination and Survival. This Agreement shall terminate sixty (60) days from the Effective Date of this Agreement, subject to any extensions thereafter as may be agreed in writing by the parties (the “Term”); provided, this Agreement may be terminated prior to expiration of the Term, by the Placement Agents or by the Company for any reason at any time upon thirty (30) days prior written notice. In the event of termination, the Placement Agents shall be immediately paid in full on all items of compensation and expenses actually due and payable to the Placement Agents pursuant hereto, as of the date of termination.

5.  Confidentiality of Advice. Except as otherwise provided in this paragraph, any written or other advice rendered by the Placement Agents pursuant to its engagement hereunder are solely for the use and benefit of the Company's executive management team and Board of Directors and shall not be publicly disclosed in whole or in part, in any manner or summarized, excerpted from or otherwise publicly referred to or made available to third parties, other than representatives and agents of the Company's executive management team and Board of Directors who also shall not disclose such information, in each case, without the Placement Agents' prior approval, unless in the opinion of counsel and after consultation with the Placement Agents, such disclosure is required by law. In addition, the Placement Agents may not be otherwise publicly referred to without their prior written consent. The Company acknowledges that the Placement Agents and their affiliates are in the business of providing financial services and consulting advice to others. Nothing herein contained shall be construed to limit or restrict the Placement Agents in conducting such business with respect to others, or in rendering such advice to others, except as such advice may relate to matters relating to the Company’s business and properties and that might compromise confidential information delivered by the Company to the Placement Agents.

6.  Obligations Limited. the Placement Agents shall have no obligation to make any independent appraisals of assets or liabilities or any independent verification of the accuracy or completeness of any information provided it in the course of this engagement and shall have no liability in regard thereto.

7.  Third Party Beneficiaries. This Agreement is made solely for the benefit of the Company, the Placement Agents and other Indemnified Persons (as defined herein), and their respective successors, assigns, heirs and personal representatives, and no other person shall acquire or have any right under or by virtue of this Agreement.

8.  Representations and Warranties. The Company represents and warrants that this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company. The Placement Agents represent and warrant to the Company that: (i) they will comply with all applicable federal laws regarding trading in securities of the Company, (ii) they will not disclose any non-public material information of the Company without the prior written consent of the Company during the Term for a period of one (1) year from the termination date of this Agreement, and (iii) that they are registered broker-dealers in good standing with the relevant regulatory agencies.

9.  Indemnification. In connection with and as part of the engagement contemplated herein, the Company agrees to indemnify, defend and hold the Placement Agents harmless in accordance with the indemnification rider attached hereto as Exhibit A.

10. Reserved.

11. Non-Circumvention. During the Term of this Agreement, the Company agrees not to circumvent, avoid, bypass, or obviate, directly or indirectly, the intent of this Agreement, including the Company shall not permit its subsidiaries to sell securities with the effect of avoiding payment of fees under this Agreement. The Company agrees not to accept any business opportunity from any third party to whom the Placement Agents introduces to the Company during the Term of this Agreement without the consent of the Placement Agents, unless for each business opportunity accepted by the Company from a third party introduced by the Placement Agents, the Company remits a term sheet providing for compensation to the Placement Agent in accordance herewith, or which otherwise provides for a compensation structure in accordance herewith.

12.  Compliance. The Placement Agents hereby agrees to comply with all applicable federal and state laws governing the solicitation and offering of securities. The Placement Agents further represents and warrants that it has all requisite licenses and authority to solicit and raise funds on the Company's behalf.

13.  Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Georgia, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Georgia or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Georgia. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Dawson County, Georgia, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT TO A JURY TRIAL, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

14.  Legal Fees and Costs. If a legal action is initiated by any party to this Agreement against another, arising out of or relating to the alleged performance or non performance of any right or obligation established hereunder, or any dispute concerning the same, any and all fees, costs and expenses reasonably incurred by each successful party or his, her or its legal counsel in investigating, preparing for, prosecuting, defending against, or providing evidence, producing documents or taking any other action in respect of such action shall be the joint and several obligation of and shall be paid or reimbursed by the unsuccessful party(ies).

15. Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

16. Future Advertisements. The Company agrees that the Placement Agents have the right to place advertisements describing its services to the Company under this Agreement in its own marketing materials as well as financial and other newspapers and journals at its own expense following the final closing of the Offering.

17. Miscellaneous, (a) This Agreement and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly cancelled; (b) Only an instrument in writing executed by the parties hereto may amend this Agreement; (c) The failure of any party to insist upon strict performance of any of the provisions of this Agreement shall not be construed as a waiver of any subsequent default of the same or similar nature, or any other nature; (d) This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute one (1) instrument; (e) This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The rights and obligations of the parties under this Agreement may not be assigned or delegated without the prior written consent of both parties, and any purported assignment without such written consent shall be null and void.

If the foregoing correctly sets forth the understanding between the Placement Agents and the Company, please so indicate in the space provided below for that purpose within ten (10) days of the date hereof or this Agreement shall be withdrawn and become null and void. The undersigned parties hereto have caused this Agreement to be duly executed by their authorized representatives, pursuant to corporate board approval and intend to be legally bound.

MOODY CAPITAL SOLUTIONS, INC.

By:

Date: March 1, 2014
Tim Moody, President

AXIOM CAPITAL MANAGEMENT, INC.

By:

/s/ Mark D Martino	Date: March 1, 2014
Mark D Martino, President & CEO

IFS SECURITIES, INC.

By:

Date: March 1, 2014
Alex McKenzie, President

BIOSTAR PHARMACEUTICALS, INC.

By:

/s/ Ronghua Wang	Date: March 1, 2014
Ronghua Wang, CEO

EXHIBIT A - INDEMNIFICATION AND CONTRIBUTION

For purposes of this Exhibit A, unless the context otherwise requires, “Placement Agents” shall include Moody Capital Solutions, Inc., Axiom Capital Management, Inc. any affiliated entity, and each of their respective officers, directors, employees, partners and controlling persons within the meaning of the federal securities laws and the successors, assigns, heirs and personal representatives of the foregoing persons (collectively, the “Indemnified Persons”);

The Company shall indemnify, defend and hold the Placement Agents harmless against any losses, claims, damages, liabilities, costs and expenses (including, without limitation, any legal or other expenses incurred in connection with investigating, preparing to defend or defending against any action, claim, suit or proceeding, whether commenced or threatened against the Placement Agents, or in appearing or preparing for appearance as a witness), based upon, relating to or arising out of or in connection with advice or services rendered or to be rendered pursuant to the Agreement, the transaction contemplated thereby or the Placement Agents’ actions or inactions in connection with any such advice, services or transaction (including, but not limited to, any liability arising out of (i) any misstatement or alleged misstatement of a material fact in any offering materials and (ii) any omission or alleged omission from any offering materials, including, without limitation of a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading), except to the extent that any such loss, claim, damage, liability, cost or expense results solely from the negligence, bad faith, unauthorized actions or willful misconduct of the Placement Agents in performing the services which are the subject of the Agreement. If for any reason the foregoing indemnification is unavailable to the Placement Agents or insufficient to hold them harmless, then the Company shall contribute to the amount paid or payable by the Placement Agents as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Company and its stockholders on the one hand and the Placement Agents on the other hand, or, if such allocation is not permitted by applicable law, not only such relative benefits but also the relative fault of the Company and the Placement Agents, as well as any relevant equitable considerations. No person guilty of fraudulent misrepresentation (as such term has been interpreted under Section 11(f) of the Securities Act of 1933) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Relative benefits to the Placement Agents, on the one hand, and the Company and its stockholders, on the other hand, with respect to the engagement shall be deemed to be in the same proportion as (i) the total value paid or received by the Company or its stockholders, as the case may be, pursuant to the transaction, bears to (ii) all fees paid to the Placement Agents by the Company in connection with the engagement, the Placement Agents shall not have any liability to the Company in connection with the engagement, except to the extent of its negligence, bad faith actions, unauthorized actions, its willful misconduct or any other legitimate breach of this Agreement.

The Company also agrees to promptly upon demand reimburse the Placement Agents for their legal and other expenses reasonably incurred by them in connection with investigating, preparing to defend, or defending any lawsuits, investigations, claims or other proceedings in connection with any matter referred to in or otherwise contemplated by the Agreement; provided, however, that in the event a final judicial determination is made to the effect that the Placement Agents were not entitled to indemnification hereunder, the Placement Agents will immediately remit to the Company any amounts that have been so reimbursed. The Company shall not be liable for any settlement of any action, claim, suit or proceeding (or for any related losses, damages, liabilities, costs or expenses) if such settlement is effectuated without its written consent, which shall not be unreasonably withheld. The Company further agrees that it will not settle or compromise or consent to the entry of any judgment in any pending or threatened action, claim, suit or proceeding in respect of which indemnification or contribution may be sought hereunder unless the Company has obtained an unconditional release of the Placement Agents, from all liability arising therefrom. The reimbursement, indemnity and contribution obligations of the Company set forth in this Agreement shall be in addition to any liability which the Company may otherwise have to the Placement Agents.